EXHIBIT 10(a)

ITW NONQUALIFIED PENSION BENEFITS PLAN
Effective January 1, 2002

The ITW Nonqualified Pension Benefits Plan, as adopted effective January 1, 2002, is an amendment and restatement of The Supplemental Plan for Employees of Illinois Tool Works Inc. adopted effective January 1, 1976, and amended effective January 1, 1989. The Plan is intended to provide additional benefits to certain employees whose benefits under the ITW Retirement Accumulation Plan are limited by the Internal Revenue Code and reduced due to their deferrals under the Illinois Tool Works Inc. Executive Contributory Retirement Income Plan.

ARTICLE I
DEFINITIONS

1.1 Actuarial Equivalent means an equivalent form of payment of a Participant's Supplemental Benefit. For purposes of converting a Supplemental Benefit to a form of payment offered under the Qualified Plan, Actuarial Equivalent will be determined using the Qualified Plan's definition of Actuarial Equivalent. Notwithstanding the foregoing, in determining any lump sum or installment payments under Section 4.2, the Supplemental Benefit in the form of a single life annuity (either payable as of the Participant's Annuity Starting Date or deferred pursuant to Section 4.1(e) of the Qualified Plan) shall be valued using the greater of the interest rate under Section 2.1(c)(1) of the Qualified Plan or 120% of the monthly Long-Term Applicable Federal Rate (determined for the look-back month and stability period described in the Qualified Plan) for purposes of Code Section 1274.

1.2 Beneficiary means the person or persons entitled to a benefit under the Qualified Plan or an Other Plan upon the death of a Participant prior to his or her Retirement.

1.3 Board means the Board of Directors of the Company.

1.4 CEO means the chief executive officer of the Company.

1.5 Code means the Internal Revenue Code of 1986, as amended.

1.6 Company means Illinois Tool Works Inc., a Delaware corporation, and any successor thereto, and any corporation or other entity that together with Illinois Tool Works Inc. is a member of a controlled group of corporations under Code Section 414(b) or a group of trades or businesses under common control pursuant to Code Section 414(c).

1.7 Committee means the Compensation Committee of the Board.

1.8 Corporate Change shall have the same meaning as under the Illinois Tool Works Inc. 1996 Stock Incentive Plan or any successor thereto.

1.9 ECRIP means the Illinois Tool Works Inc. Executive Contributory Retirement Income Plan, as amended January 1, 1999, and from time to time thereafter.

1.10 Eligible Employee means (1) any participant in the ECRIP, (2) any Company employee entitled to certain benefits under the Premark Supplemental Plan, to the extent of any Supplemental Benefit which is based on service through December 31, 2000, unless such person is an Eligible Employee under either (1) or (3), and (3) any other Company employee who is eligible to receive a Retirement Benefit, the amount of which is reduced by reason of the limitations on compensation under Code Section 401(a)(17) or on benefits under Code Section 415(b) and who is designated as a Participant by the CEO. Notwithstanding the foregoing, an Eligible Employee shall only be considered such if he or she is part of a "select group of management and highly compensated employees" within the meaning of Sections 201, 301, and 401 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

1.11 <u>Other Plan</u> means to the extent such plan would apply to a Participant hereunder, any plan or agreement that would be considered a defined benefit pension plan under Code Section 414(j) regardless of whether such plan or agreement constitutes a retirement plan under ERISA or a qualified plan under Code Section 401(a); provided, however, that the term "Other Plan" does not include this Plan, the Premark Supplemental Plan, the Qualified Plan, the 1982 Executive Contributory Retirement Income Plan, the 1985 Executive Contributory Retirement Income Plan and ECRIP.

1.12 <u>Pre-Retirement Death Benefit</u> means the single life annuity Actuarial Equivalent of the aggregate benefits payable to the Beneficiary (including the value of plan benefits payable to an alternate payee under a qualified domestic relations order) of a Participant pursuant to the Qualified Plan and any Other Plans upon the death of the Participant prior to his or her Retirement.

1.13 <u>Participant</u> means any Eligible Employee, and any former Eligible Employee to whom or with respect to whom a Supplemental Benefit is payable.

1.14 <u>Plan</u> means the ITW Nonqualified Pension Benefits Plan.

1.15 <u>Qualified Plan</u> means the ITW Retirement Accumulation Plan as amended from time to time.

1.16 <u>Retirement</u> means the Participant's Annuity Starting Date under the Qualified Plan or any Other Plan.

1.17 <u>Retirement Benefit</u> means the aggregate benefits payable to a Participant in the form of a single life annuity pursuant to the Qualified Plan and any Other Plans by reason of his or her termination of employment with the Company for any reason other than death. A Participant's Retirement Benefit shall include the value of any benefits paid or payable to an alternate payee pursuant to a qualified domestic relations order with respect to the Qualified Plan or any Other Plan.

1.18 <u>Supplemental Benefit</u> means the benefit payable to a Participant or his or her Beneficiary pursuant to Article III of the Plan.


ARTICLE II
<u>PARTICIPATION</u>


2.1 <u>General</u>. An employee of the Company shall become a Participant as of the date on which he or she becomes an Eligible Employee.

2.2 <u>Corporate Change, Death or Disability</u>. As of the date of a Corporate Change, any Eligible Employee who has not been designated as a Participant pursuant to Section 1.10(3) shall automatically become a Participant. If an Eligible Employee dies or is permanently disabled (as determined pursuant to the Qualified Plan) and has not been designated as a Participant pursuant to Section 1.10(3), the CEO may determine that such person shall be considered a Participant as of the date of such death or disability.

2.3 Termination of Participation. Prior to a Corporate Change, the CEO may determine that an individual who has been designated as a Participant shall cease to participate herein. Upon ceasing to be a Participant, such individual shall not be entitled to a Supplemental Benefit. In the event of a Corporate Change, each Participant or Beneficiary shall continue to be entitled to and receive any Supplemental Benefit the payment of which has commenced prior thereto, and each other Participant shall continue to participate in the Plan and to be entitled to a Supplemental Benefit determined under the terms of the Plan as in effect on the day immediately preceding the Corporate Change.

ARTICLE III
SUPPLEMENTAL BENEFITS

3.1 Supplemental Benefits. Upon Retirement, a Participant's Supplemental Benefit shall be determined by offsetting his or her actual Retirement Benefit against a hypothetical Retirement Benefit calculated under the then-applicable provisions of the Qualified Plan and Other Plans, including all benefit formulas, service credit, early retirement adjustments, actuarial factors and other calculation methods under any such Plan but not any limits on benefits and compensation under Code Sections 415 and 401(a)(17), and adding back to the Participant's compensation any ECRIP deferrals. Notwithstanding the foregoing, prior to a Corporate Change:

  (a) a Participant's compensation and ECRIP deferrals in excess of the then-current Section 401(a)(17) limit and benefits in excess of the applicable limit under Code Section 415(b) shall be considered only if approved by the CEO; provided that, in any case, a Participant's Supplemental Benefit shall be no less than the benefit to which he or she was entitled under the Premark Supplemental Plan based on service through December 31, 2000.

  (b) the CEO may provide for such adjustments in determining a Participant's Supplemental Benefit, including additional service and compensation credits, as he shall deem appropriate.

3.2 Supplemental Pre-Retirement Death Benefits. If a Participant dies prior to his or her Retirement, then his or her Beneficiary's Supplemental Benefit shall be based on the Pre-Retirement Death Benefit determined under the then-applicable provisions of the Qualified Plan and Other Plans, applying all benefit formulas, service credit, early retirement adjustments, actuarial factors and other calculation methods under the applicable Plan but ignoring the limits of Code Sections 415(b) and 401(a)(17) (subject to Section 3.1(a)), including any adjustments under Section 3.1(b) and adding back to the Participant's compensation any deferrals made by the Participant pursuant to ECRIP. The actual Pre-Retirement Death Benefit to be paid to the Beneficiary under the Qualified Plan and Other Plans shall offset the amount so determined and the resulting net amount shall be the Supplemental Benefit payable to the Beneficiary.

3.3 Subsequent Changes in Benefit Amounts. If the amount of a Participant's Retirement Benefit or a Pre-Retirement Death Benefit changes following the initial benefit determination pursuant to this Article III, the amount of the Participant's or Beneficiary's Supplemental Benefit shall be redetermined and payable in such redetermined amount from and after the date the original Retirement Benefit or Pre-Retirement Death Benefit is payable.

ARTICLE IV
PAYMENT OF BENEFITS

4.1 <u>Commencement of Benefits</u>. A Participant's Supplemental Benefit under Section 3.1 shall commence as of the date on which the Participant's Retirement Benefit under the Qualified Plan commences. A Beneficiary's Supplemental Benefit under Section 3.2 shall commence as of the date on which the Pre-Retirement Death Benefit commences.

4.2 <u>Form of Payment</u>. Notwithstanding anything in this Section 4.2 to the contrary, if the lump sum Actuarial Equivalent of the Participant's Supplemental Benefit is $25,000 or less on the Participant's Retirement Date, such amount shall be paid to the Participant in full settlement of his or her benefits under this Plan.
Effective December 1, 2002, a Participant who is at least age 55 at the time of his or her termination of employment with the Company and has completed at least 10 years of Vesting Service or has reached his or her Normal Retirement Date at such termination of employment (as those terms are defined in the Qualified Plan) may elect to receive his or her Supplemental Benefit in any form of payment permitted under the Qualified Plan (other than the level income option) or in the form of a lump sum or monthly installment payments over a fixed number of years not exceeding 20, where such payment form is the Actuarial Equivalent of the Participant's Supplemental Benefit. In order to make such an election, the Participant must file a form provided by the Company at least 13 months prior to his or her anticipated Retirement (such election to be void if the Participant's actual Retirement occurs within the following 13 months). Notwithstanding the foregoing, any such election made prior to June 1, 2002, shall be effective as of any Retirement date at least six months after such election (such election to be void if the Participant's actual Retirement occurs within the following six months). If a Participant does not make an election or his or her election is deemed void and there is no valid prior election, his or her Supplemental Benefit will be paid in accordance with the Participant's applicable ECRIP payment election or, if there is no such ECRIP election, in the form of payment selected by the CEO.

A Participant who had not attained age 55 and completed at least 10 years of Vesting Service requirements set forth in the preceding paragraph shall receive a lump sum payment in full satisfaction of such Participant's rights and benefits under the plan. If the Participant dies before payments commence, payments to his or her Beneficiary shall be in the form in which payments would have been made pursuant to this Section 4.2 had the Participant survived to the commencement date of his or her Supplemental Benefit. Notwithstanding the foregoing, if the CEO in his sole discretion determines that, in order to protect the Company's interests pursuant to Section 4.4, Supplemental Benefits should be paid over a longer period than that elected by a Participant, he may establish a form of payment, which shall supersede any prior elections by the Participant.

Prior to December 1, 2002, the form of payment shall be the same as the form selected under the Qualified Plan except that, if the Participant elects a lump sum distribution from the Qualified Plan, his or her benefit shall be payable in one of the forms of annuity (other than the level income option) available under the Qualified Plan as determined by the CEO.

4.3 <u>Domestic Relations Order</u>. If a court order is issued that is intended to divide a Participant's Supplemental Benefit between the Participant and his or her spouse, such order shall be applied if all of the following conditions are met:

  (a) a separate qualified domestic relations order with respect to the Participant's Retirement Benefit has been recognized under the Qualified Plan;

(b) the order clearly specifies the manner for determining a former spouse's share of the Participant's Supplemental Benefit; and

(c) the order does not provide for the commencement of benefits to the former spouse prior to the time benefits are payable to the Participant (or, if the Participant should die, to the Participant's Beneficiary) and does not provide any guarantees or recourse in the event the Committee or the CEO suspends or forfeits benefit payments to the Participant or his or her Beneficiary under Section 4.4 or otherwise modifies their Supplemental Benefit.

Payments pursuant to such an order shall be made only to the extent that payment of the Participant's or Beneficiary's Supplemental Benefit has commenced and shall reduce the Participant's or Beneficiary's Supplemental Benefit.

4.4 Suspension or Forfeiture of Supplemental Benefits. If, prior to a Corporate Change, a Participant shall be discharged for gross misconduct or a Participant or his or her Beneficiary shall at any time, regardless of whether before or after the Participant's termination of employment, divulge confidential Company information to other persons or otherwise act against the business interests of the Company, then the Participant's or Beneficiary's Supplemental Benefit attributable to compensation in excess of the Code Section 401(a)(17) limit may be suspended or forfeited by the Committee or the CEO.


ARTICLE V
CLAIMS PROCEDURE


5.1 Claim for Benefits. Any claim for benefits under the Plan shall be made in writing to the Company. If the Company wholly or partially denies such claim, he shall, within a reasonable period of time, but not later than 60 days after receipt of the claim, notify the claimant of the denial of the claim. Such notice of denial shall be in writing and shall contain:

(a) the specific reason or reasons for denial of the claim;

(b) a reference to the relevant Plan provisions upon which the denial is based;

(c) a description of any additional material or information necessary for the claimant to perfect the claim, together with an explanation of why such material or information is necessary; and

(d) an explanation of the Plan's claim review procedure.

If no such notice is provided, the claim shall be deemed denied.

5.2 Request for Review of a Denial of a Claim for Benefits. Upon the receipt by the claimant of written notice of denial of the claim, the claimant may within 90 days file a written request to the CEO, requesting a review of the denial of the claim, which review shall include a hearing if deemed necessary by the CEO. In connection with the claimant's appeal of the denial of his or her claim, he or she may review relevant documents and may submit issues and comments in writing.

5.3 Decision Upon Review of Denial of Claim for Benefits. The CEO shall render a decision on the claim review promptly, but no more than 60 days after the receipt of the claimant's request for review, unless special circumstances (such as the need to hold a hearing) require an extension of time, in which case the 60-day period shall be extended to 120 days. Such decision shall:

(a) include specific reasons for the decision;

(b) be written in a manner calculated to be understood by the claimant; and

(c) contain specific references to the relevant Plan provisions upon which the decision is based.

The CEO's decision shall be final and binding in all respects on the Company and the claimant.


ARTICLE VI
ADMINISTRATION

6.1 <u>General</u>. The Company, which shall administer the Plan, shall have the following powers and duties:

(a) to adopt such rules and regulations consistent with Plan terms;

(b) to administer the Plan in accordance with its terms and such rules and regulations;

(c) to maintain records concerning the Plan sufficient to prepare any necessary reports, returns and other information;

(d) to construe and interpret the Plan and resolve all questions arising under the Plan;

(e) to direct the payment of Supplemental Benefits; and

(f) to comply with the requirements of any applicable Federal or State law.

6.2 <u>Information to be Furnished</u>. The records of the Company shall be determinative of each Participant's service, compensation and other employment and personal data. Each Participant (or Beneficiary, as applicable) shall furnish such data or information and execute such documents as the Company requests.

6.3 <u>Responsibility</u>. Neither the Company, nor any Company employee or Board member shall be liable to any Eligible Employee, active or former Participant, Beneficiary or any other person for any claim, loss, liability or expense incurred in connection with the Plan.


ARTICLE VII
AMENDMENT AND TERMINATION

7.1 <u>Amendment and Termination</u>. The Committee or the Board may amend the Plan in whole or in part at any time. The Committee or the Board may terminate the Plan at any time prior to a Corporate Change.

7.2 <u>No Reduction in Benefits</u>. No amendment or termination of the Plan shall, without the express written consent of the affected current or former Participant or Beneficiary, reduce or alter any benefit entitlement (as defined below) of such Participant or Beneficiary. The benefit entitlement of any Participant or Beneficiary whose Supplemental Benefit payments shall have commenced on a date prior to or coincident with the date of a Plan termination or amendment shall be the amount and form of payment hereunder in effect at the time of such termination or amendment. The benefit entitlement of any other Participant or

Beneficiary shall be the benefit that would be payable hereunder as a single life annuity if payment of his or her Retirement Benefit or Pre-Retirement Death Benefit were to commence on the date of a Plan termination or amendment.


ARTICLE VIII
MISCELLANEOUS


8.1 <u>Corporate Successor</u>. The Plan shall not be automatically terminated by a transfer or sale of assets of the Company or by the reorganization, merger or consolidation of the Company into or with any other corporation or other entity, but the Plan shall be continued after such transfer, sale, reorganization, merger or consolidation to the extent that the transferee, purchaser or successor entity agrees to continue the Plan. In the event that the transferee, purchaser or successor entity does not continue the Plan, then the Plan shall terminate subject to the provisions of Section 7.2.

8.2 <u>No Implied Rights</u>. Neither the establishment of the Plan nor any amendment thereof shall be construed as giving any Participant or any other person any legal or equitable right unless such right shall be specifically provided for in the Plan or conferred by specific action of the Company in accordance with the terms and provisions of the Plan. Except as expressly provided in this Plan, the Company shall not be required or be liable to make any payment under the Plan.

8.3 <u>No Right to Company Assets</u>. Neither the Participant nor any other person shall acquire by reason of the Plan any right in or title to any assets, funds or property of the Company including, without limitation, any specific funds, assets or other property that the Company, in its sole discretion, may set aside in anticipation of a liability hereunder. Any benefits that become payable hereunder shall be paid from the general assets of the Company. The Participant shall have only a contractual right to the amounts, if any, payable hereunder unsecured by any asset of the Company. Nothing contained in the Plan constitutes a guarantee by the Company that the assets of the Company shall be sufficient to pay any benefit to any person.

In order to provide for the payment of Supplemental Benefits, the Company has established an irrevocable trust, the assets of which are part of the Company's general assets and therefore subject to the claims of the Company's general creditors in the event of insolvency. To the extent any Supplemental Benefit is paid from the trust, the Company shall have no further obligations to pay such benefit directly to the Participant or Beneficiary.

8.4 <u>No Employment Rights</u>. Nothing herein shall constitute a contract of employment or of continuing service or in any manner obligate the Company to continue the services of the Participant or obligate the Participant to continue in the service of the Company or as a limitation of the right of the Company to discharge any of its employees, with or without cause.

8.5 <u>Offset</u>. If, at the time payments are to be made hereunder to a Participant or Beneficiary, he or she is indebted or obligated to the Company, then such payments may at the discretion of the Company be reduced by the amount of such indebtedness or obligation; provided, however, that an election by the Company not to reduce any such payment or payments shall not constitute a waiver of its claim for such indebtedness or obligation. The decision of the CEO not to provide the portion of the Supplemental Benefit described in Section 3.1(a) shall not be deemed to be an offset to such indebtedness or obligation. In the event of an overpayment of benefits under the Qualified Plan or any Other Plan, the Company may determine that all or part of the amount of the overpayment may be recovered by an offset to the Participant's or Beneficiary's Supplemental Benefit.

8.6 <u>Non-Assignability</u>. Except as provided in Section 4.3, neither the Participant nor any other person shall have any voluntary or involuntary right to commute, sell, assign, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey any amounts payable hereunder in advance of actual receipt thereof. No part of the amounts payable shall be, prior to actual payment, subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by the Participant or any other person, or be transferable by operation of law in the event of the Participant's or any other person's bankruptcy or insolvency.

8.7 <u>Incapacity of Recipient</u>. If a former Participant or Beneficiary is deemed by the Company to be incapable of personally receiving any Supplemental Benefit payment, then, unless and until claim therefor shall have been made by a duly appointed guardian or other legal representative of such person, the Company may provide for such payment or any part thereof to be made to any other person or institution providing for the care and maintenance of such person. Any such payment shall be for the account of such person and shall be a complete discharge of any liability of the Company and the Plan therefor.

8.8 <u>Notice</u>. Any notice required or permitted to be given under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail (or by facsimile if followed by a copy thereof sent by registered or certified mail), and if given to the Company, delivered to the principal office of the Company, directed to the attention of an executive officer of the Company. Such notice shall be deemed given as of the date of delivery, or if delivery by mail, as of the date shown on the postmark or the receipt for registration or certification, or if delivery by facsimile, as of the date printed by the facsimile machine on the notice or any accompanying confirmation.

8.9 <u>Withholding of Taxes</u>. The Company may withhold any Federal, state or local taxes applicable to any Participant's or Beneficiary's Supplemental Benefit.

8.10 <u>Governing Laws</u>. The Plan shall be construed and administered according to the laws of the State of Illinois.

ILLINOIS TOOL WORKS INC.

By: <u>/s/ W. James Farrell</u>   Date: <u>June 5, 2002</u>
       Chairman and Chief Executive Officer